Exhibit 4(c)(23)
2-Year Cliff and Vesting
ELAN CORPORATION, plc
2006 LONG TERM INCENTIVE PLAN
NONSTATUTORY STOCK OPTION AGREEMENT

Nonstatutory Stock Option	This Option is not intended to be an incentive stock option under section 422 of the Internal Revenue Code and will be interpreted accordingly.

Vesting	Your right to exercise this Option vests in total on the second anniversary of the Vesting Start Date, as shown on the cover sheet. The percentage of the total number of Shares for which this Option will be exercisable is as follows:

Anniversary of Vesting
Start Date:	Percentage

Second	100%

Except as otherwise provided in the Plan, the entire Option becomes exercisable if (i) you have served as a member of the Board of Directors of Elan for six or more years and your service as a Director terminates due to your retirement or resignation; (ii) Elan is subject to a Change in Control (as defined in the Plan) and your service as a Director terminates for any reason; (iii) you die while you are still a Director; or (iv) your service as a Director terminates because of your Total and Permanent Disability (as defined below).

No additional Shares will vest after the date your Elan service has terminated for any reason.

Term	Your Option will expire in any event at the close of business at Elan’s registered office on the day before the 10th anniversary of the Date of Option Grant, as shown on the cover sheet. (It will expire earlier if your Elan service terminates, as described below.)

Death	If you die prior to expiration of this Option, then the right to exercise vested Shares under this Option will expire at the close of business at Elan’s registered office on the date twenty-four months after the date of death (or on the tenth anniversary of the Date of Option Grant, if earlier). During that twenty-four month period, your estate or heirs may exercise this Option.

Disability	If your service as a Director terminates because of your Total and Permanent Disability, then your right to exercise vested Shares under this Option will expire at the close of business at Elan’s registered office on the date twenty-four months after your termination date (or on the tenth anniversary of the Date of Option Grant, if earlier). “Total and Permanent Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Six Years of Service with Elan	If you have served as a Director for six or more years and your service as a Director is terminated by your retirement or resignation, then your right to exercise vested Shares under this Option will expire at the close of business at Elan’s registered office on the date twenty-four months after your termination date (or on the tenth anniversary of the Date of Option Grant, if earlier).

Regular Termination	Except as provided above, if you have not served as a Director for at least six years at the time your service as a Director terminates, then your right to exercise vested Shares under this Option will expire at the close of business at Elan’s registered office on the 90th day after your termination date (or on the tenth anniversary of the Date of Option Grant, if earlier).

Elan determines when your service terminates for this purpose.

Restrictions on Exercise	Elan will not permit you to exercise this Option if the issuance of Shares at that time would violate any law or regulation.

Notice of Exercise	When you wish to exercise this Option, you must notify Elan by filing the proper “Notice of Exercise” form at the address given on the form. Your notice must specify how many Shares you wish to purchase. Your notice must also specify how your Shares should be registered (in your name only or in your and your spouse’s names as community property or as joint tenants with right to survivorship). The notice will be effective when it is received by Elan.

If someone else wants to exercise this Option after your death, that person must prove to Elan’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your Notice of Exercise, you must include payment of the Exercise Price for the Shares you are purchasing. Payment may be made by your personal check, a cashier’s check or a money order.

Taxes	You will not be allowed to exercise this Option unless you make acceptable arrangements to pay any taxes that may be due as a result of the Option exercise.

Restrictions on Resale	By signing this Agreement, you agree not to sell any Option Shares at a time when applicable laws or Elan policies prohibit a sale.

Transfer of Option	Prior to your death, only you may exercise this Option. You cannot transfer or assign this Option. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will.

Regardless of any marital property settlement agreement, Elan is not obligated to honor a Notice of Exercise from your former spouse, nor is Elan obligated to recognize your former spouse’s interest in your Option in any other way.

Shareholder Rights	You, or your estate or heirs, have no rights as a shareholder of Elan until a proper Notice of Exercise has been filed with Elan and the Exercise Price has been tendered. No adjustments are made for dividends or other rights if the applicable record date occurs before a proper Notice of Exercise has been filed with Elan and the Exercise Price has been tendered, except as described in the Plan.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Elan stock, the number of Shares covered by this Option and the Exercise Price per Share may be adjusted pursuant to the Plan. In the event where Elan is a party to a merger, this Option will be handled in accordance with the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of Ireland.

The Plan and Other Agreements	The text of the Plan and any amendments thereto are incorporated in this Agreement by reference.

This Agreement and the Plan constitute the entire understanding between you and Elan regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded.
By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan and evidence your acceptance of the powers of the Committee of the Board of Directors of the Company that administers the Plan.
Revised: September 2006